The New York Stock Exchange hereby notifies the SEC
 of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 27, 2011, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2 (a) (4) That all rights pertaining to the entire class of this security were extinguished on September 12, 2011.

Pursuant to the terms of the Tenet Healthcare Corporation, the Rights to Purchase Series A Junior Participating
Preferred Stock expired and became null and void on September 12, 2011.

The Exchange also notifies the Securities and Exchange
Commission that as a result of the above indicated conditions this security was suspended on September 12, 2011.